CNFINANCE HOLDINGS LTD.

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

December 31, 2020

VIA EDGAR

Mr. Michael Henderson

Mr. Marc Thomas

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: CNFinance Holdings Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2019

Response dated November 13, 2020

File No. 001-38726

Dear Mr. Henderson and Mr. Thomas:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated December 3, 2020 (the “Staff Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain revisions regarding some of our public filings.

This letter is to request an extension due to additional time required to assess the revisions and provide responses. As such, we respectfully request an extension until January 15, 2021 to file our response to the Staff Comment Letter.

We appreciate your agreement to extend our comment response time to January 15, 2021. If you have any questions, please do not hesitate to contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Limited

By:	/s/ Ning Li
	Name:	Ning Li
	Title:	Chief Financial Officer